UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Announces Appointment of Ms. Michal Silverberg to its Board of Directors

Item 1

ICL Announces Appointment of Ms. Michal Silverberg to its Board of Directors

ICL Group Ltd. (the “Company”) hereby announces that today its Board of Directors appointed Ms. Michal Silverberg to the Company’s Board of Directors, effective as of July 1, 2022, to serve until the next annual general meeting of shareholders of the Company.

Michal Silverberg serves as a Managing Director at the Novartis Venture Fund (“NVF”) since 2017. Prior to joining NVF and from 2014, Ms. Silverberg served as a Senior Partner at Takeda Ventures and, prior to that and from 2007, Ms. Silverberg worked at Novo Nordisk in roles of increasing responsibility, including as Senior Director Business Development and New Product Commercialization, serving as a member of the BioPharm leadership team. Since 1998, Ms. Silverberg has held positions in various sectors of the life science industry, including in the Office of the Chief Scientist of Israel (the incubator program), venture capital (Ofer Brothers Hi Tech investing group) and global pharmaceutical and biotech companies, including various positions at MGVS Ltd., an Israeli biotech company, and at OSI Pharmaceuticals, Inc. in a business development role. Ms. Silverberg currently serves as a director in several private companies.  Ms. Silverberg holds a B.A. degree in economics and business management from Haifa University, Israel, an M.B.A. degree from Tel-Aviv University, Israel, and a M.A. degree in Biotechnology from Columbia University, New York.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: June 29, 2022